UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Share Repurchase Plan

On June 26, 2024, the board of directors (the “Board”) of Meihua International Medical Technologies Co., Ltd. (the “Company”) approved and authorized the Company’s proposal to adopt a share repurchase plan of up to $3 million of the Company’s outstanding ordinary shares (the “Share Repurchase Plan”). Under the Share Repurchase Plan, management is authorized to purchase ordinary shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy, and subject to market conditions and other factors.

Following the Board’s approval, the Company engaged Tiger Brokers (NZ) Limited (“Tiger Brokers”) as the Company’s exclusive repurchase agent for the Share Repurchase Plan. In conjunction with the Share Repurchase Plan, and as approved by the Board, the Company also intends to implement a 10b5-1 plan (the “10b5-1 Plan”) with Tiger Brokers. The Company intends to implement the Share Repurchase Plan and the 10b5-1 Plan sometime after it files its Semi-Annual Report on Form 6-K for the period ending June 30, 2024. The adoption of the Share Repurchase Plan and the 10b5-1 Plan does not obligate the Company to acquire any particular amount of ordinary shares and such plans may be suspended or discontinued at any time by the Board. The form of the Share Repurchase Plan and the Rule 10b5-1 Plan are attached hereto as Exhibits 99.2 and 99.3, respectively.

Amended and Restated Insider Trading Policy

On June 26, 2024, the Board adopted an amended and restated insider trading policy, (the “A&R Insider Trading Policy”) which became effective immediately upon adoption. The Company believes that adopting the A&R Insider Trading Policy will reinforce and strengthen the Company’s corporate governance efforts in preventing insider trading, comply with securities laws, and preserve the reputation and integrity of the Company as well as that of all persons affiliated with the Company.

A copy of the A&R Insider Trading policy is attached hereto as Exhibit 99.3. The A&R Insider Trading Policy will also be posted on the Company’s website.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Share Repurchase Plan
99.2	Form of Rule 10b5-1 Repurchase Plan
99.3	Amended and Restated Insider Trading Policy
99.4	Press Release dated July 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: July 1, 2024
	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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